UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

ROYAL CARIBBEAN CRUISES LTD.
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(NAME OF ISSUER)

COMMON STOCK
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(TITLE OF CLASS OF SECURITIES)

V7780T103

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(CUSIP NUMBER)

December 31, 2014
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(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[___]                 Rule 13d-1(b)
[___]                 Rule 13d-1(c)
[_X_]                 Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V7780T103	Page 2 of 5 pages
1. NAME OF REPORTING PERSONS
A Wilhelmsen AS, a Norwegian corporation
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED AS OF DECEMBER 31, 2014 BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	34,966,472
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	34,966,472
	8. SHARED DISPOSTIVE POWER	0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGPERSON 34,966,472
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.90%
12. TYPE OF REPORTING PERSON* CO

Item 1.

(a)              Name of Issuer:  Royal Caribbean Cruises Ltd.

(b)              Address of Issuer's Principal Executive Offices:

1050 Caribbean Way
Miami, Florida 33132

Item 2.

(a)              Name of Person Filing:  A Wilhelmsen AS

(b)              Address of Principal Business Office, or if None, Residence:

Beddingen 8
Aker Brygge
1250 Oslo
P.O. Box 1583
Vika N-0118 Oslo
Norway

(c)              Citizenship:  Norway

(d)              Title of Class of Securities:  Common Stock

(e)              CUSIP Number:  V7780T103

Item 3.        If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
check whether the Person Filing is a:

Not applicable.

Item 4.        Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified Item 1.

(a)              Amount beneficially owned:  34,966,472 shares.

(b)              Percent of class:  15.9%

(c)              Number of shares as to which such person has:

(i)              Sole power to vote or to direct the vote: 34,966,472

(ii)              Shared power to vote or to direct the vote: 0

(iii)              Sole power to dispose or to direct the disposition of: 34,966,472

(iv)              Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2015	A WILHELMSEN AS

By: /s/ Sigurd Thorvildsen
Name: Sigurd Thorvildsen
Title CEO